March 8, 2021
Via EDGAR
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles and Andrew Blume
Re: Landec Corporation
Form 10-K for the Fiscal Year Ended May 31, 2020
Filed August 14, 2020
Form 8-K, filed January 6, 2021
File No. 000-27446

Dear Ms. Pyles and Mr. Blume:

Landec Corporation (the “Company”) is transmitting this letter via Edgar to respond to the comments contained in the letter dated February 10, 2021 (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”). For your convenience, this letter sets forth in italics each of the Staff’s numbered comments, followed by the Company’s corresponding responses.
Form 8-K filed on January 6, 2021
Exhibit 99.1
1.We note that you exclude the fair market value change of your Windset investment to arrive at EBITDA. Please revise future filings to ensure that your EBITDA calculation is consistent with the definition of EBITDA provided in Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure that the Company’s EBITDA calculation is consistent with the definition of EBITDA provided in Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in the Company’s future filings. In the Company’s future filings, we will include the fair market value change of our Windset investment to arrive at EBITDA, and will exclude the fair market value change of our Windset investment to arrive at “adjusted EBITDA”.

Form 10-K for Fiscal Year Ended May 31, 2020
2.You disclose that substantially all revenue is recognized upon shipment or delivery and that revenue for development service contracts are accounted for as a single performance obligation and are generally recognized over time. Please address the following items related to your Lifecore revenues:

Securities and Exchange Commission
March 8, 2021

•Identify for us each of the promised goods and/or services in your contracts and explain how you determined you only have a single performance obligation under ASC 606-10-25-14 through 25-22.

Response: The performance obligations and recognition of revenues of Lifecore Biomedical, Inc. (“Lifecore”) consist of the following:

(1)Fermentation

Lifecore manufactures and sells pharmaceutical-grade sodium hyaluronate (“HA”) in bulk form to its customers. The performance obligation under our supply contracts with our customers is defined as the delivery of a specified quantity of HA, in each case, having specific characteristics determined by the applicable customer. These arrangements are executed through unique purchase orders for each lot of HA to be delivered. The HA produced for each customer, which is the only promised good in the arrangement, is distinct in accordance with ASC 606-10-25-20 and 25-21 as such customers are able to utilize the product provided under our supply contract with that customer when they obtain control. None of the criteria under ASC 606-10-25-27 are met under our HA contracts, and therefore revenue is recognized at a point in time. This was determined to be when legal title to the product is transferred to the customer in accordance with ASC 606-10-25-30, which is at the time that shipment is made or upon delivery of the product to our customer.

(2)Aseptic

Lifecore provides aseptic formulation and filling of syringes and vials for injectable products used for medical purposes. The performance obligation under the arrangement is defined as the delivery of aseptically filled syringes or vials with precisely formulated medical grade HA and non-HA materials that meet the customers regulated needs. In instances where our customers contract with us to aseptically fill syringes or vials with our HA, the goods are not distinct in the context of the contract in accordance with ASC 606-10-25-21. Aseptic products meet the requirements of ASC 606-10-25-28 because of the unique formulation of the manufactured products, which are generally utilized by our customers in regulated medical products. However, Lifecore does not have an enforceable right to payment for performance completed to date for its costs plus a reasonable profit margin nor does it meet the other criteria under ASC 606-10-25-27. Therefore, revenue is recognized at a point in time when legal title to the product is transferred to the customer in accordance with ASC 606-10-25-30, which is at the time that shipment is made or upon delivery of the product to our customer.

(3)Development Services

Lifecore provides product development services to assist its customers in obtaining regulatory approval for the commercial sale of their drug product. These services include activities such as technology development, material component changes, analytical method development, formulation development, pilot studies, stability studies, process validation and production of materials for use within clinical studies. Our customers benefit from the expertise of our scientists who have extensive experience performing such tasks.

Securities and Exchange Commission
March 8, 2021

Each of the promised goods and services are not distinct in the context of the contract in accordance with ASC 606-10-25-21(c) as the goods and services are highly interdependent and interrelated. The services described above are significantly affected by each other because Lifecore would not be able to fulfill its promise by transferring each of the goods or services independently.

The development services meet the requirements of ASC 606-10-25-28 because Lifecore is creating an asset without an alternate use as it is unique to the customer. Furthermore, the Company has an enforceable right to payment for the performance completed to date for its costs incurred in satisfying the performance obligation plus a reasonable profit margin in accordance with ASC 606-10-25-27(c). Therefore, the revenue generated from development services arrangements is recognized over time.

•Tell us and revise your disclosures in future filings to clarify the extent to which Lifecore revenues are recognized at a point in time or over time. With reference to ASC 606-10-25-23 to 25-30, explain to us how you determined the contracts that qualify for point in time recognition and those that qualify for over time recognition. In addressing these items, ensure that your disaggregated revenue disclosures provided under ASC 606-10-50-5 adequately depict for investors the nature and timing of your revenues.

Response: Please refer to the discussion above for our determination of contracts that qualify for point in time recognition and those that qualify for over time recognition.

Lifecore’s revenue disclosure disaggregates its revenue into contract development and manufacturing organization ("CDMO") and fermentation. CDMO is comprised of aseptic and development services. In accordance with ASC 606-10-55-89 to 91, the extent to which revenue is disaggregated depends on the facts and circumstances that pertain to the entity’s contracts with customers and should consider how information about the revenue has been presented for other purposes.

The disaggregation into CDMO and fermentation is consistent with how our chief operating decision maker (“CODM”), who is our Chief Executive Officer, evaluates the financial performance of the Lifecore operating segments. This level of disaggregation is also consistent with disclosures presented outside the financial statements, including in earnings releases, annual reports, and investor presentations. Specifically, the aseptic goods and development services outputs are aggregated because they are both unique to a customer’s specifications.

The Company respectfully acknowledges the Staff’s request for the Company to include the information provided in our responses, including disaggregated revenue disclosures provided under ASC 606-10-50-5, in our future filings, and hereby confirms it will do so. For reference, please refer to Exhibit A to this letter for an example of the proposed format for our revised revenue disclosure that we intend to use in our future filings.

Securities and Exchange Commission
March 8, 2021

•We note that your development service contract revenues are generally recognized over time based upon labor hours expended relative to the total expected hours. Pursuant to ASC 606-10-50-18, disclose why this method provides a faithful depiction of the transfer of your goods or services.

Response: As described in ASC 606-10-25-33, we considered the methods that can be used to measure an entity’s progress toward complete satisfaction of a performance obligation satisfied over time, including output methods and input methods. Specifically, we focused on the objective when measuring progress to depict performance in transferring control of goods or services promised to a customer.

Under our development services agreements, revenue is recognized based on the input method on a proportional performance basis to depict transfer of control using labor (effort) hours incurred as the input because labor is the primary input (i.e., labor costs represent the majority of the costs incurred in the completion of the services). The Company also determined that labor hours are the best measure of progress as it most accurately depicts the effort extended to satisfy the performance obligation over time in accordance with ASC 606-10-55-20.

The Company respectfully acknowledges the Staff’s request for the Company to include the information provided in our responses, including the method used to recognize revenue and why the method used provides a faithful depiction of the transfer of services under ASC 606-10-50-18, in our future filings, and hereby confirms it will do so. For reference, please refer to Exhibit A to this letter for an example of the proposed format for our revised revenue disclosure that we intend to use in our future filings.

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If we can be of any assistance in explaining this response please contact me at (650) 306-1650.
Very truly yours,
/s/ John Morberg
John Morberg
Chief Financial Officer

cc:    Cary Hyden (Latham & Watkins LLP)
Darren Guttenberg (Latham & Watkins LLP)
    Todd Silva (Ernst & Young LLP)

Securities and Exchange Commission
March 8, 2021

Exhibit A
Pro Forma Revenue Disclosure

When compared to our Form 10-K for the fiscal year ended May 31, 2020, underlined indicates added text and strikeout indicates removed text.

Revenue Recognition

The Company follows the five step, principles-based model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the Company expects to be entitled in exchange for those goods or services. Revenue, net of estimated allowances and returns, is recognized when or as the Company ~~has completed~~ satisfies its performance obligations under a contract and control of the product is transferred to the customer.

Curation Foods

Curation Foods’ standard terms of sale are generally included in its contracts and purchase orders. ~~Substantially all revenue~~ Revenue is recognized at the time shipment is made or upon delivery as control of the product is transferred to the customer. ~~Revenue for development service contracts are generally recognized based upon the labor hours expended relative to the total expected hours as a measure of progress to depict transfer of control of the service over time. The services are not distinct and are accounted for as a single performance obligation for each customer.~~ Shipping and other transportation costs charged to customers are recorded in both revenue and cost of goods sold. ~~The Company~~ Curation Foods’ has elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. Curation Foods’ standard payment terms with its customers generally range from 30 days to 90 days. Certain customers may receive cash-based incentives (including: volume rebates, discounts, and promotions), which are accounted for as variable consideration to Curation Foods’ performance obligations. Curation Foods’ estimates these sales incentives based on the expected amount to be provided to its customers and reduces revenues recognized towards its performance obligations. The Company ~~does~~ has not historically had and does not anticipate significant changes in its estimates for variable consideration.

Lifecore

Lifecore generates revenue from two integrated activities: Contract development and manufacturing organization ("CDMO") and Fermentation. CDMO is comprised of aseptic and development services. Lifecore’s standard terms of sale are generally included in its contracts and purchase orders. Shipping and other transportation costs charged to customers are recorded in both revenue and cost of goods sold. Lifecore has elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation. Lifecore’s standard payment terms with its customers generally range from 30 days to 90 days.

Securities and Exchange Commission
March 8, 2021

Aseptic

Lifecore provides aseptic formulation and filling of syringes and vials with precisely formulated medical grade HA and non-HA materials for injectable products used for medical purposes. In instances where our customers contract with us to aseptically fill syringes or vials with our HA, the goods are not distinct in the context of the contract. Lifecore recognizes revenue for these products at the point in time when legal title to the product is transferred to the customer, which is at the time that shipment is made or upon delivery of the product.

Development Services

Lifecore provides product development services to assist its customers in obtaining regulatory approval for the commercial sale of their drug product. These services include activities such as technology development, material component changes, analytical method development, formulation development, pilot studies, stability studies, process validation and production of materials for use within clinical studies. The Company’s customers benefit from the expertise of its scientists who have extensive experience performing such tasks.

Each of the promised goods and services are not distinct in the context of the contract as the goods and services are highly interdepedent and interrelated. The services described above are significantly affected by each other because Lifecore would not be able to fulfill its promise by transferring each of the goods or services independently.

Revenues generated from development services arrangements are recognized over time as Lifecore is creating an asset without an alternate use as it is unique to the customer. Furthermore, the Company has an enforceable right to payment for the performance completed to date for its costs incurred in satisfying the performance obligation plus a reasonable profit margin. For each of the development activities performed by Lifecore as described above, labor is the primary input (i.e., labor costs represent the majority of the costs incurred in the completion of the services). The Company determined that labor hours are the best measure of progress as it most accurately depicts the effort extended to satisfy the the performance obligation over time.

Fermentation

Lifecore manufactures and sells pharmaceutical-grade sodium hyaluronate (“HA”) in bulk form to its customers. The HA produced is distinct as customers are able to utilize the product provided under HA supply contracts when they obtain control. Lifecore recognizes revenue for these products at the point in time when legal title to the product is transferred to the customer, which is at the time that shipment is made or upon delivery of the product to our customer.

The Company disaggregates its revenue by segment based on how it markets its products and services and reviews results of operations. The following tables disaggregate segment revenue by major product lines and services (in thousands):

Securities and Exchange Commission
March 8, 2021

Year Ended
Curation Foods:	May XX, 20XX		May XX, 20XX		May XX, 20XX
Fresh packaged salads and vegetables	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Avocado products	XX,XXX		XX,XXX		XX,XXX
Technology	X,XXX		X,XXX		X,XXX
Total	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX

Year Ended
Lifecore:	May XX, 20XX		May XX, 20XX		May XX, 20XX
CDMO	$	XX,XXX	$	XX,XXX	$	XX,XXX
Fermentation	XX,XXX		XX,XXX		XX,XXX
Total	$	XX,XXX	$	XX,XXX	$	XX,XXX

The Company includes in cost of sales all the costs related to the sale of products. These costs include the following: raw materials (including produce, packaging, syringes and fermentation and purification supplies), direct labor, overhead (including indirect labor, depreciation, and facility related costs) and shipping and shipping related costs.